Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
December 27, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Ensource Energy Income Fund LP Amendment No.2 to Schedule TO-T File No. 005-81162 Attention: Mara Ransom
Ladies and Gentlemen:
     Set forth below are the responses of Ensource Energy Income Fund LP (the “Partnership”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated December 21, 2005, with respect to the above referenced filing. All exhibit references are to the version of Amendment No. 2 to the Schedule TO-T filed on the date hereof (the “Amendment”).
     If you have any questions or comments, please call the undersigned at (713) 220-4360 or Tim Langenkamp at (713) 220-4357. If you have any questions or comments with respect to accounting issues, please call Scott Smith at (713) 659-1794.

Very Truly Yours,
/s/ G. Michael O’Leary
G. Michael O’Leary

MEMORANDUM
Exhibits (a)(1)(J) — (L)
1.	You refer to the creation of “immediate value” in Exhibits (a)(1)(J) and (K) but the explanation that follows does not provide support for this statement. Further, you refer to an “improved distribution policy” but you do so without indicating as compared to what is your policy improved, particularly in light of the fact that your projected minimum distribution amount will be $0.50 per unit per quarter and in the past three quarters, the Trust has made distributions of approximately $0.50, $0.51, and $0.64. If this reference is intended to refer to the special distribution, you should acknowledge that this is a one-time distribution. Finally, you indicate that the zero coupon bonds provide “no cash economic returns to the Unitholders,” however, it is unclear what you mean by this in light of the value that will be available to the Unitholders at maturity of these bonds. Please revise these statements to provide additional support and ensure that they are made in proper context.
     Response: We have revised the statements you refer to in Exhibits (a)(1)(J) and (K) to clarify the support for those assertions and to otherwise place them in the appropriate context. Specifically, we note that (i) the “immediate value” created for unitholders is the special one-time distribution; (ii) the “improved distribution policy” would result from the creation of minimum quarterly distributions and distribution preferences for the common unitholders; and (iii) the zero coupon bonds provide “no cash economic returns” until maturity.
2.	We note your reference to Section 27A and Section 21E of the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please refrain from referring to such safe harbor provisions in any future press releases or other communications relating to this tender offer.
     Response: We have deleted the references to the safe harbor provisions.